File No. 82-5215

松井証券
Matsui Securities Co.,Ltd.

RECEIVED

2008 OCT -3 A 11:19

OFFICE OF INTERNATIONAL CORPORATE FINANCE

September 29, 2008

08005173

SUPPL

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Re: Matsui Securities Co., Ltd. – 12g3-2(b) exemption
FILE NO. 82-5215

Dear Ladies and Gentlemen:

In connection with our exemption as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we hereby furnish the Securities and Exchange Commission with the following information required by Rule 12g3-2(b):

- Report as to Acquisition of Its Own Shares by the Company in August 2008 (From August 1, 2008 through August 31, 2008).

If you have any further questions or requests for additional information please do not hesitate to contact Yoshiaki KATO at 011-813-5216-0653 (telephone), 011-813-5216-8639 (facsimile) or y-kato@matsui.co.jp (E-mail).

Very truly yours,

Matsui Securities Co., Ltd.

By__________________
Name: Shinichi UZAWA
Title: Director, General Manager
of Finance Department

PROCESSED
OCT 07 2008
THOMSON REUTERS

File No. 82-5215

(Summary translation)

Report as to Acquisition of Its Own Shares By the Company In August 2008

(From August 1, 2008 through August 31, 2008)

Matsui Securities Co., Ltd.
1-4, Kojimachi, Chiyoda-ku, Tokyo, Japan

Filed with the Director of the Kanto Local Finance Bureau
On September 12, 2008

Target Shares: Common Stock

1 Status of Acquisition

(1) Status of Acquisition resolved by the general shareholders' meeting

No relevant items.

(2) Status of Acquisition resolved by the Board of Directors meeting

As of August 31, 2008

	Number of shares		Total amount (Yen)
Resolution of the Board of Directors meeting resolved on July 31, 2008 (Period of acquisition: From August 1, 2008 to October 31, 2008)	12,500,000		10,000,000,000
Acquisition during the report month (Date of acquisition)	August 1	1,581,900	1,324,775,800
	August 4	1,859,900	1,506,518,800
	August 5	1,687,100	1,370,150,800
	August 6	1,859,900	1,601,408,200
	August 26	20,000	15,000,000
	August 28	200,000	148,034,100
	August 29	53,700	40,206,300
Total	–	7,262,500	6,006,094,000
Accumulated number of treasury stock acquired as of the end of report month	7,262,500		6,006,094,000
Percentage of accumulated number of treasury stock acquired to the total number of shares resolved	58.10		60.06

2 Status of Disposition

No relevant items.

3 Status of Holding

As of August 31, 2008

	Number of shares
Total shares outstanding	269,260,202
Treasury stock held by the Company	7,294,861

END